Exhibit 99.35

URANIUM ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2020

(Expressed in Canadian Dollars unless otherwise stated)

March 25, 2020

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

General

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Uranium Royalty Corp., for the three and nine months ended January 31, 2020, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended January 31, 2020, and its audited consolidated financial statements and the notes thereto for the years ended April 30, 2019 and 2018 and with the Company’s prospectus dated November 22, 2019 (the “Prospectus”), copies of which are available under the Company’s profile at www.sedar.com.

The Company’s financial statements for the three and nine months ended January 31, 2020, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise stated, all information contained in this MD&A is as of March 25, 2020.

Unless otherwise stated, references herein to “$” or “dollars” are to Canadian dollars, references to “US$” are to United States dollars and references to A$ are to Australian dollars. References in this MD&A to the “Company” and “URC” mean Uranium Royalty Corp., together with its subsidiary, unless the context otherwise requires.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	statements with respect to future events or future performance;
●	the impact of general business and economic conditions;
●	future debt levels, financial capacity, liquidity and capital resources;
●	anticipated future sources of funds to meet working capital requirements;
●	future capital expenditures and contractual commitments;
●	expectations respecting future financial results;
●	expectations with respect to the Company’s financial position; and
●	expectations regarding the Company’s growth and results of operations.

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; the ongoing operation of the properties in which the Company holds or may hold uranium interests; and the accuracy of public statements and disclosure made by the owners or operators of the properties underlying the Company’s interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors:

●	dependence on third-party operators;
●	the Company has limited or no access to data or the operations underlying its interests;
●	risks faced by owners and operators of the properties underlying the Company’s interest;

1

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

●	volatility in market prices and demand for uranium and the market price of the Company’s other investments;
●	effects of competition and pricing pressures;
●	changes in general economic, financial, market and business conditions in the industries in which uranium is used;
●	risks related to interest rate fluctuations and foreign exchange rate fluctuations;
●	alternatives to and changing demand for uranium;
●	changes in the technologies pertaining to the use of uranium;
●	potential conflicts of interests;
●	actual results differing materially from management estimates and assumptions;
●	fluctuations in the value of the Canadian dollar;
●	changes in legislation, including permitting and licensing regimes and taxation policies;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	influence of macroeconomic developments;
●	reduced access to debt and equity capital;
●	litigation;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	rate and timing of production differences from resource and reserve estimates;
●	risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
●	the other factors discussed under “Risk Factors” in the Prospectus and other disclosure documents, which are available under the Company’s profile at www.sedar.com.

This list of factors should not be construed as exhaustive.

Business Overview

Uranium Royalty Corp. is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company’s common shares without par value (the “Common Shares”) and its common share purchase warrants, each of which is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

Business Strategy

The Company’s long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects.

2

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

In addition to its existing portfolio of royalties and its strategic investment in Yellow Cake plc (“Yellow Cake”), the Company’s primary focus is to identify, evaluate and acquire the following:

●	royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;

●	uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;

●	off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and

●	direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities’ uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including Ux Consulting and TradeTech.

During the nine months ended January 31, 2020, uranium prices averaged US$24.96 per pound, down approximately 6.0% compared to an average of US26.55 per pound in the corresponding period in 2019. As at January 31, 2020, uranium prices ended at US24.35 per pound, approximately 1.5% higher than the uranium prices on October 31, 2019 but down 3.6% compared to the month end prices in April 2019.

Recent Developments

The following is a description of selected recent developments respecting the business of the Company during the nine months ended January 31, 2020.

Pre-IPO Private Placements

During the nine months ended January 31, 2020, the Company completed private placements of an aggregate 2,333,334 special warrants at a price of $1.50 per special warrant for gross proceeds of $3,350,001. 500,000 of such special warrants were automatically exercised into common shares of the Company in October 2019 and the balance were automatically exercised into Units (as defined herein) on completion of the IPO (as defined herein).

Initial Public Offering

On December 6, 2019, the Company completed its initial public offering (the “IPO”) and the listing of the Common Shares and the Listed Warrants on the TSX-V. The IPO consisted of the issuance of 20,000,000 units of the Company (the “Units”) at a price of $1.50 per Unit (the “Offering Price”) for gross proceeds of $30,000,000. Each Unit is comprised of one Common Share and one Listed Warrant. Each Listed Warrant was issued pursuant to the terms of a warrant indenture between the Company and Computershare Trust Company of Canada, as the warrant agent. Each Listed Warrant will entitle the holder thereof to purchase one Common Share of the Company at an exercise price of $2.00 per share until December 6, 2024. URC’s Common Shares and Listed Warrants are listed on the TSX-V under the symbol “URC” and “URC.WT”, respectively.

3

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

The IPO was managed by a syndicate of agents including Haywood Securities Inc., BMO Capital Markets, and TD Securities Inc., acting as joint bookrunners and co-lead agents, together with Sprott Capital Partners LP, Canaccord Genuity Corp. and H.C. Wainwright & Co., LLC (collectively, the “Agents”).

In connection with the IPO, the Company granted the Agents an over-allotment option (the “Over-Allotment Option”), exercisable for a period of 30 days following the closing of the IPO, to purchase up to an additional 5% of the number of Units sold under the IPO from the Company at the Offering Price. On December 17, 2019 and December 23, 2019, the Company issued an aggregate of 861,000 additional Listed Warrants pursuant to partial exercises of the Over-Allotment Option by the Agents, for gross proceeds of $215,250.

Repayment of BMO Credit Facility

The Company utilized $12.8 million (US$9.7 million) of the proceeds from the IPO to repay and retire its senior secured credit facility with the Bank of Montreal (the “BMO Credit Facility”). The BMO Credit Facility had been utilized to refinance the Company’s July 2018 acquisition of 9.9% of the initial public offering of shares of Yellow Cake, a company listed on Alternative Investment Market (“AIM”) of the London Stock Exchange that purchases and holds physical uranium. On October 9, 2019, November 5, 2019 and November 15, 2019, the Company made partial repayments of the BMO Credit Facility in an aggregate amount of $0.5 million (US$0.4 million).

Upon completing the IPO, the Company issued 500,000 Common Shares and 500,000 unlisted common share purchase warrants to the lenders to satisfy $0.7 million (US$0.5 million) owing under a prior credit facility that was utilized to finance, in part, the initial acquisition of the Yellow Cake shares (the “Historic Credit Facility”). Each such warrant entitles the holder to purchase one Common Share of the Company at an exercise price of $1.40 per share for a period of 5 years.

Royalty Acquisitions

During the nine months ended January 31, 2020, the Company completed the following acquisitions:

●	Langer Heinrich Royalty - On June 26, 2019, the Company exercised its option to acquire a royalty interest in the Langer Heinrich Mine, located in Namibia, Africa. The option price was satisfied by the Company by issuing to the vendor 1,354,167 special warrants of the Company. Such special warrants were automatically exercised into an equivalent number of Common Shares of the Company in October 2019.

●	Westwater Portfolio - On August 30, 2019, the Company completed the indirect acquisition of: (i) royalty interests in each of the Church Rock project, located in New Mexico, USA, the Dewey-Burdock project, located in South Dakota, USA, the Lance project, located in Wyoming, USA and the Roca Honda project, located in New Mexico, USA; and a convertible promissory note (the “Laramide Promissory Note”) issued by Laramide Resources Ltd. (“Laramide”), from Westwater Resources Inc. (“Westwater”).

●	Roughrider Royalty - The Company acquired a 1.97% net smelter returns royalty (the “Roughrider Royalty”) on the Roughrider Uranium project, which is located in Saskatchewan, Canada and owned by a subsidiary of Rio Tinto plc. (“Rio Tinto”). The Roughrider Royalty was acquired by the Company pursuant to an amended and restated royalty purchase agreement among the Company, Mulgravian Ventures Corporation and certain vendors named therein dated October 4, 2019 (the “Roughrider Agreement”) for total consideration of $5.9 million, which the Company satisfied by paying $2,955,150 in cash and issuing 1,969,964 Units at a price of $1.50 per Unit.

●	Michelin Royalty - The Company acquired a 2.0% gross revenue royalty on the Michelin Project (the “Michelin Royalty”), located in Newfoundland and Labrador, Canada and indirectly owned by Paladin Energy Ltd. (“Paladin”) and Électricité de France (EDF). The Michelin Royalty was acquired by the Company pursuant to a royalty purchase agreement among the Company, Altius Royalty Corporation and Altius Minerals Corporation dated September 30, 2019 for total consideration of $4.3 million, satisfied by the Company by issuing 2,833,332 Units.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

●	Reno Creek Royalty - The Company acquired a 0.5% net profit interest royalty on the Reno Creek Project (the “Reno Creek Royalty”), located in Wyoming, USA and owned by Uranium Energy Corp. (“UEC”). The Reno Creek Royalty was acquired by the Company pursuant to a royalty purchase agreement among the Company and certain funds managed by Pacific Road Capital dated effective April 24, 2019, as amended, for total cash consideration of $0.3 million (US$225,000).

Cash Repayment under Laramide Promissory Note

On January 16, 2020, the Company received $2.7 million (US$2 million) from Laramide as a full repayment of principal and interest under the Laramide Promissory Note. The Laramide Promissory Note was acquired by the Company pursuant to a strategic transaction with Westwater in August 2019, whereby the Company acquired the Laramide Promissory Note and a portfolio of four uranium royalties in the USA

Asset Portfolio

Royalties

The table below sets out the Company’s principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Royalties
Roughrider(1)	Rio Tinto	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(2)	UEC	WY, USA	Powder River Basin	0.5% Net Profits Interest
Church Rock	Laramide	NM, USA	Grants Mineral Belt	4.0% NSR
Dewey-Burdock(2)	Azarga Uranium Corp.	SD, USA	Black Hills Uplift	30% Net Proceeds
Lance(2)	Peninsula Energy Ltd.	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty
Roca Honda(2)	Energy Fuels Inc.	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Slick Rock	UEC	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% Net Smelter Returns
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
Royalty Option
Diabase(3)	UEC	SK, Canada	Athabasca Basin	3.0% Gross Revenues Royalty

Notes:

(1)	Also applies to the Russell Lake and Russell Lake South projects.
(2)	The royalty does not apply to the entirety of the project.
(3)	The Company holds an option to acquire the Diabase royalty, which is exercisable by the Company until February 7, 2022, for an exercise price of $1,750,000.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

Strategic Investment in Yellow Cake plc

URC owns 7.6 million ordinary shares of Yellow Cake, a company listed on AIM that purchases and holds physical uranium, or approximately 8.6% of the outstanding shares of Yellow Cake as of the date hereof. Such shares were acquired as part of URC’s US$19.25 million cornerstone strategic investment in Yellow Cake’s US$200 million initial public offering in July 2018. The underlying agreement provided for a long-term strategic relationship between the Company and Yellow Cake, including, among other things:

●	Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company (“Kazatomprom”) to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at the same price at which Yellow Cake acquires the U3O8 pursuant to its agreement with Kazatomprom.

●	Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

●	Physical Uranium Opportunities: The Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by the Company. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

Overall Performance

For the three and nine months ended January 31, 2020, the Company incurred a net loss of $1,130,918 and $2,845,708, respectively, compared to a net loss of $1,541,851 and $2,233,686 for the same period in the previous fiscal year. As at January 31, 2020, the Company had working capital of $38,576,129.

See “Recent Developments” for further information regarding the Company’s activities during the nine months ended January 31, 2020.

Discussion of Operations

Three months ended January 31, 2020, compared to three months ended January 31, 2019

In the three months ended January 31, 2020, the Company raised $30,215,250 in gross proceeds from the IPO and the exercise of Over-Allotment Option, repaid the BMO Credit Facility in full by making a final repayment of $12.8 million (US$9.7 million) and received $2.7 million (US$2 million) from Laramide as a full repayment of the Laramide Promissory Note. See “Recent Developments”.

The Company incurred a net loss of $1,130,918 in the three months ended January 31, 2020, compared to a net loss of $1,541,851 for the same period in the previous fiscal year. The decrease in net loss was primarily the result of lower interest expense, management and chair fees and higher interest income, offset by a foreign exchange loss, a loss on extinguishment of the BMO Credit Facility and higher general and administrative, consulting and professional fees as the Company led up to and completed its IPO.

6

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

The Company incurred consulting fees of $114,502 in the three months ended January 31, 2020, compared to $52,360 for the same period in the previous fiscal year, which fees consisted primarily of consulting fees paid for corporate development services, geological services and advisory services during such period. The increase was primarily due to the Company entering into a consulting agreement with a company controlled by the Company’s former President and Chief Executive Officer. See “Transactions with Related Parties”.

In the three months ended January 31, 2020, the Company incurred general and administrative expenses of $241,807, primarily consisting of regulatory filing, transfer agent and warrant agent fees of $96,647 (2019: $14,128), convention and marketing expenses of $68,157 (2019: $Nil), salaries of $14,856 (2019: $3,889), insurance expense of $13,564 (2019: $2,450), technology expense of $9,116 (2019: $1,386), travel expense of $19,419 (2019: $27,723), and rental expense of $6,079 (2019: $3,375), compared to $53,189 for the same period in the previous fiscal year. The increase was primarily the result of a higher level of activity leading up to and after the Company’s IPO, which included company website setup and maintenance, investor communications, addition of staff resources, regulatory filing fees, transfer agent fees and warrant agent fees. During the three months ended January 31, 2020, the Company also paid rent pursuant to a transfer and storage account agreement with Cameco Corp. dated February 1, 2019.

The Company incurred management and chair fees of $84,695 for the three months ended January 31, 2020, which were comprised of salaries and other expenses incurred for services provided by a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company, for services provided by a company controlled by Josephine Man, the Company’s Chief Financial Officer, as well as for fees charged by a company controlled by Amir Adnani, the Chairman of the Company.

During the three months ended January 31, 2019, the Company incurred management fees of $62,500 for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019, and $32,500 for services provided by a company controlled by Josephine Man. In the same period, the Company also incurred chair fees of $26,250 for fees paid to a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee.

In the three months ended January 31, 2020, the Company incurred professional fees of $338,542, consisting primarily of audit and legal fees associated with the Company’s IPO, acquisitions and other corporate matters and tax advisory fees, compared to $324,168 for the same period in the previous fiscal year.

During the three months ended January 31, 2020, the Company incurred an interest expense of $199,583 in connection with the BMO Credit Facility, compared to $1,176,233 in connection with the BMO Credit Facility and the Historic Credit Facility for the same period in the previous fiscal year. The Company recorded a foreign exchange loss of $152,804, compared to a foreign exchange gain of $44,797 for the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of the BMO Credit Facility and the Historic Credit Facility, both of which were denominated in U.S. dollars.

For the three months ended January 31, 2020, the Company earned interest income of $74,752 on the Laramide Promissory Note and guaranteed investment certificates. In the same period, the Company recorded a loss on extinguishment of the BMO Credit Facility in the amount of $73,737.

In the three months ended January 31, 2020, the Company recorded unrealized gain on revaluation of short-term investments of $734,503 from the increase in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation gain of $101,970. In the three months ended January 31, 2019, the Company recorded unrealized gain on revaluation of short-term investments of $1,041,124 from the increase in the fair value of the ordinary shares of Yellow Cake, offset by deferred income tax expense of $140,552 and a foreign currency translation loss of $124,364.

Nine months ended January 31, 2020, compared to nine months ended January 31, 2019

In the nine months ended January 31, 2020, the Company completed private placements of 2,233,334 special warrants for gross proceeds of $3,350,001, raised $30,215,250 in gross proceeds from the IPO and the exercise of Over-Allotment Option, fully settled the BMO Credit Facility for $12.8 million (US$9.7 million) and received $2.7 million (US$2 million) from Laramide as final repayment of the Laramide Promissory Note. See “Recent Developments”.

7

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

The Company incurred a net loss of $2,845,708 in the nine months ended January 31, 2020, compared to a net loss of $2,233,686 for the same period in the previous fiscal year. The increase in net loss primarily resulted from the recognition of an unrealized gain of approximately $1.1 million, being the difference between the fair value of Yellow Cake’s ordinary shares and the net investment amount on initial recognition during the nine months ended January 31, 2019. Further, during the nine months ended January 31, 2020, there were higher consulting fees, general and administrative, management and chair fees, professional fees and project expenditures when compared to the same period in the previous fiscal year. The impact of the increase in these expenses to the net loss for the nine months ended January 31, 2020 was offset by lower interest expense, gain on modification of BMO Credit Facility, interest income and foreign exchange gain.

The Company incurred consulting fees of $188,327 in the nine months ended January 31, 2020, compared to $116,406 for the same period in the previous fiscal year, which fees consisted primarily of consulting fees paid for corporate development services, geological services and advisory services during such period. The increase was primarily due to the Company entering into a consulting agreement with a company controlled by the Company’s former President and Chief Executive Officer. See “Transactions with Related Parties”.

In the nine months ended January 31, 2020, the Company incurred general and administrative expenses of $385,382, primarily consisting of regulatory filing, transfer agent and warrant agent fees of $129,963 (2019: $17,628), convention and marketing expenses of $73,230 (2019: $36,892), salaries of $46,504 (2019: $3,889), insurance expense of $18,709 (2019: $2,450), technology expense of $23,023 (2019: $6,802), travel expense of $43,873 (2019: $52,844), and rental expense of $31,647 (2019: $5,175), compared to $132,473 for the same period in the previous fiscal year. The increase was primarily the result of a higher level of activity leading up to and after the Company’s IPO, the completion of acquisitions and the addition of staff resources. During the nine months ended January 31, 2020, the Company also paid rent pursuant to a transfer and storage account agreement with Cameco Corp. dated February 1, 2019.

The Company incurred management and chair fees of $406,297 for the nine months ended January 31, 2020, which was comprised of salaries and other expenses incurred for services provided by a company controlled by Philip Williams until October 2019, for services provided by companies controlled by each of Josephine Man and Scott Melbye, as well as for fees charged by a company controlled by Amir Adnani.

During the nine months ended January 31, 2019, the Company incurred management fees of $139,375 and $47,500 for services provided by companies controlled by each of Philip Williams and Josephine Man, respectively. During the nine months ended January 31, 2019, the Company also incurred chair fees of $26,250 for fees paid to a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee.

During the nine months ended January 31, 2020, the Company incurred professional fees of $761,306, consisting primarily of audit and legal fees associated with the Company’s IPO, acquisitions and other corporate matters and tax advisory fees, compared to $440,330 for the same period in the previous fiscal year.

During the nine months ended January 31, 2020, the Company incurred project expenditures of $101,941 which primarily comprised of fees incurred in connection with legal and geological due diligence on potential acquisitions of royalties.

During the nine months ended January 31, 2020, the Company incurred interest expense of $1,201,801 in connection with the BMO Credit Facility, compared to $3,182,862 in connection with the BMO Credit Facility and the Historic Credit Facility for the same period in the previous fiscal year. The Company earned interest income of $107,644 (2019: $Nil), which primarily related to the Laramide Promissory Note it acquired during the period.

During the nine months ended January 31, 2020, the Company recorded a net gain on loan payable of $272,939, which comprised of a gain on modification of the BMO Credit Facility of $346,676 as a result of the execution of the third amendment to the BMO Credit Facility on June 28, 2019, offset by a loss on extinguishment of the BMO Credit Facility in the amount of $73,737.

8

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

For the nine months ended January 31, 2020, the Company recognized a foreign exchange gain of $69,121, compared to a foreign exchange gain of $90,038 for the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of the BMO Credit Facility and the Historic Credit Facility, which are denominated in U.S. dollars.

In the nine months ended January 31, 2020, the Company recorded unrealized loss on revaluation of short-term investments of $3,665,105 from the decrease in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation loss of $125,292, offset by deferred income tax recovery of $250,358. In the nine months ended January 31, 2019, the Company recorded unrealized gain on revaluation of short-term investments of $4,729,458 from the increase in the fair value of the ordinary shares of Yellow Cake, offset by a foreign currency translation loss of $124,364 and deferred income tax expense of $638,477.

Use of IPO Proceeds

The Company’s IPO closed on December 6, 2019. As disclosed in the Prospectus, the net proceeds, assuming no exercise of the Over-Allotment Option, were estimated to be $27,660,000. Including partial exercises of the Over-Allotment Option by the Agents, the Company received net proceeds in an aggregate amount of $28,600,625, which was comprised of gross proceeds of $30,215,250, less the Agents’ fees of $1,459,604 and securities issuance costs of $155,021. The Company also incurred offering expenses associated with the IPO of $429,471.

The following table sets out the estimated use of the net proceeds of the IPO as disclosed in the Prospectus, and net proceeds received from the IPO after offering expenses and actual amounts of other items, as indicated below, up to January 31, 2020.

	As disclosed in the Prospectus ($)	January 31, 2020 ($)
Repayment of BMO Credit Facility	12,791,591	12,846,194
Cash consideration for the acquisition of royalties(1)	3,254,063	3,252,825
Future acquisitions	4,000,000	-
General and administrative expenses(2)	1,433,000	372,548
General working capital purposes	6,181,346	11,699,587
Total	27,660,000	28,171,154

Note:

(1)	Comprised of cash paid to acquire the Reno Creek Royalty and the Roughrider Royalty.
(2)	Included consulting fees, general and administrative, management and chair fees and professional fees.

Summary of Quarterly Results

The Company became a reporting issuer in November 2019. Accordingly, the Company was not required to prepare, and did not prepare, quarterly financial statements for any period since incorporation, except for the condensed interim consolidated financial statements for the three months ended July 31, 2019, included in the Prospectus, for the three and six months ended October 31, 2019, and for the three and nine months ended January 31, 2020. The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

9

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($)	($)	($)	($)
Three months ended:
July 31, 2018	-	886,403	0.06	-
October 31, 2018	-	(1,578,238)	(0.06)	-
January 31, 2019	-	(1,541,851)	(0.04)	-
July 31, 2019	-	(601,987)	(0.01)	-
October 31, 2019	-	(1,112,803)	(0.03)	-
January 31, 2020	-	(1,130,918)	(0.02)	-

Changes in net income (loss) from quarter to quarter are affected primarily by acquisitions of royalty agreements, interest expenses on the Historic Credit Facility and BMO Credit Facility, professional fees incurred in connection with the IPO, and corporate activities conducted during the respective quarters.

Liquidity and Capital Resources

	As at January 31, 2020 ($)	As at April 30, 2019 ($)
Cash	13,944,981	2,230,690
Working capital	38,576,129	15,947,966
Total assets	65,778,632	44,611,024
Total current liabilities	663,222	14,955,388
Accounts payable and accrued liabilities	663,222	543,545
Total non-current liabilities	-	-
Shareholders' equity	65,115,410	29,655,636

As at January 31, 2020, the Company had cash of $13,944,981 compared to $2,230,690 at April 30, 2019, investment in Yellow Cake of $24,843,688 compared to $28,508,793 as at April 30, 2019, and had fully settled the BMO Credit Facility as compared to an outstanding balance of $13,742,443 as at April 30, 2019. The Company had accounts payable and accrued liabilities of $663,222 at January 31, 2020, compared to $543,545 at April 30, 2019. The increase in accounts payable and accrued liabilities of $119,677 was primarily attributed to accrued and unpaid audit, legal. transfer agent and warrant agent fees associated with the Company’s IPO. As at January 31, 2020, the Company had working capital of $38,576,129 (April 30, 2019: $15,947,966).

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance, by way of private placements of Common Shares and special warrants, the IPO, the repayment of the Laramide Promissory Note, the Historic Credit Facility of US$17.5 million and the BMO Credit Facility of US$11 million, with the final obligations under the Historic Credit Facility and the full repayment of the BMO Credit Facility completed on December 6, 2019. The Company’s ability to meet its obligations and finance investment activities depends on its ability to generate cash flow through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company’s growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

10

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

Contractual Obligations

Debt

There was no debt outstanding as of January 31, 2020.

Cash Flows

Operating Activities

Net cash used in operating activities during the nine months ended January 31, 2020 was $1,976,428 compared to $665,460 in the same period of fiscal year 2019. Significant operating expenditures during the current period included consulting fees, general and administrative expenses, management and chair fees and professional fees. The increase of net cash used in operating activities is primarily due to a higher level of activity leading up to the Company’s IPO.

Investing Activities

Net cash used in investing activities during the nine months ended January 31, 2020 was $3,692,212 compared to $25,580,184 in the same period of fiscal year 2019. During the nine months ended January 31, 2020, the Company made payments and incurred transaction costs in an aggregate of $3.1 million, $3.0 million and $0.3 million in connection with the acquisition of the Westwater portfolio of assets, Roughrider Royalty and Reno Creek Royalty, respectively, partially offset by $2.7 million received from Laramide for interest earned and full repayment of the Laramide Promissory Note. In the same period of fiscal year 2019, the Company paid $25,531,291 for the investment in ordinary shares of Yellow Cake.

Financing Activities

Net cash generated from financing activities during the nine months ended January 31, 2020 was $17,382,931 compared to $26,837,819 in the same period of fiscal year 2019. During the nine months ended January 31, 2020, the Company received net cash proceeds of $28,600,625 from the IPO and $3,350,001 from private placements of special warrants, offset by transaction costs incurred on the BMO Credit Facility of $194,887, and the repayment of the BMO Credit Facility in the amount of $13,698,188 and interest of $674,620 to the lenders thereunder. In the same period of fiscal year 2019, the Company received net cash proceeds of $14,902,396 from private placements of Common Shares and net proceeds from the Historic Credit Facility and the BMO Credit Facility in an aggregate amount of $36,923,941, offset by repayment of the Historic Credit Facility of $23,533,310 and interest of $1,455,208 to the lenders thereunder.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the three and nine months ended January 31, 2020 and 2019, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties.

11

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three and nine months ended January 31, 2020 and 2019, comprised of:

	For the three months ended		For the nine months ended
	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
	($)	($)	($)	($)
Chief Executive Officer (1)(2)	39,288	62,500	216,528	139,375
Chief Financial Officer (3)	25,407	32,500	109,865	47,500
Chairman (4)(5)	20,000	26,250	79,904	26,250
Total	84,695	121,250	406,297	213,125

Notes:

(1)	Management fee of $Nil and $157,494 (2019: $62,500 and $139,375) for the three and nine months ended January 31, 2020 represents salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019. The amount payable to a company controlled by Philip Williams of $56,600 (April 30, 2019: $65,375) is included in the accounts payable and accrued liabilities as at January 31, 2020.

(2)	Management fee of $39,288 and $59,034 (2019: $Nil and $Nil) for the three and nine months ended January 31, 2020 represents salaries and other expenses incurred for services provided by a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company. The amount payable to a company controlled by Scott Melbye of $3,652 (April 30, 2019: $Nil) is included in the accounts payable and accrued liabilities as at January 31, 2020.

(3)	Management fee of $25,407 and $109,865 (2019: $32,500 and $47,500) for the three and nine months ended January 31, 2020 represents salaries and other expenses for services provided by a company controlled by Josephine Man, the Company’s Chief Financial Officer. The amount payable to a company controlled by Josephine Man of $7,078 (April 30, 2019: $Nil) is included in the accounts payable and accrued liabilities as at January 31, 2020.

(4)	Chair fee of $Nil and $59,904 (2019: $26,250 and $26,250) for the three and nine months ended January 31, 2020 was charged by a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee.

(5)	Chair fee of $20,000 and $20,000 (2019: $Nil and $Nil) for the three and nine months ended January 31, 2020 was charged by a company controlled by Amir Adnani, the Chairman of the Company.

On October 8, 2019, the Company entered into a consulting agreement with a company controlled by Philip Williams, pursuant to which the Company agreed to pay a monthly consulting fee of $25,000 and grant stock options to purchase 50,000 Common Shares. The agreement will automatically terminate on April 9, 2020. Consulting fees of $75,000 and $100,000 (2019: $Nil and $Nil) for the three and nine months ended January 31, 2020 were incurred for services provided by a company controlled by Philip Williams.

During the three and nine months ended January 31, 2020, the Company issued Nil and 1,733,334 special warrants for gross proceeds of $Nil and $2,600,001, respectively, to a fund affiliated to a person who was a former director of the Company. Such former director had resigned from the board of directors of the Company prior to such issuances.

Critical Accounting Estimates and Judgments

The preparation of the condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

12

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

Critical accounting judgements are accounting policies that have been identified as being complex or involving subject judgment or assessments. A significant area requiring the use of management judgment in the application of IFRS is the determination of functional currency of the Company.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised, if the revision affects only that period, or in the period of the revision and further periods, if the review affects both current and future periods. Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

●	fair value of the Diabase Royalty Option, the Langer Royalty, the Anderson Royalty, the Slick Rock Royalty, the Workman Creek Royalty, the Church Rock Royalty, the Dewey-Burdock Royalty, the Lance Royalty, the Roca Honda Royalty, the Reno Creek Royalty, the Roughrider Royalty and the Michelin Royalty;

●	impairment testing: key assumptions underlying the recoverable amounts; and

●	recognition of deferred tax assets: availability of future taxable profit against which carry forward tax losses can be used.

Changes in Accounting Policies Including Initial Adoption

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Leases

Effective May 1, 2019, the Company adopted IFRS 16 Leases (“IFRS 16”), which the IASB issued in January 2016. The IASB issued IFRS 16 which replaces IAS 17 Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low-value assets. Lessor accounting remains similar to current accounting practice. The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term. The adoption of IFRS 16 had no impact on the Company’s condensed interim consolidated financial statements as all leases are considered to be short-term leases. There were no leases outstanding on the date of transition.

Financial Instruments and Risk Management

At January 31, 2020, the Company’s financial assets include cash and cash equivalents and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

13

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

The following table sets forth the fair value measurement hierarchy of the Company’s financial assets and liabilities. Those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The carrying amounts of the Company’s financial assets and liabilities equal to their fair values at the end of the reporting period.

January 31, 2020	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	13,944,981	-	-	13,944,981
Short-term investments	24,843,688	-	-	24,843,688

April 30, 2019	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	2,230,690	-	-	2,230,690
Short-term investments	28,508,793	-	-	28,508,793
Financial Liabilities
Other payable	-	669,400	-	669,400
Loan payable	-	13,742,443	-	13,742,443

Financial risk management objectives and polices

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s current cash reserves, its network of sophisticated and accredited investors from which to raise capital and the Company’s ability to respond appropriately to negative market conditions, it has sufficient working capital for its present obligations for at least the next twelve months commencing from January 31, 2020. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of the financing will be favourable. The Company’s working capital as at January 31, 2020 was $38,576,129. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company’s profitability is dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

14

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2020

Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The interest rate risk on the Company’s cash and cash equivalent balances is minimal.

Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive loss due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and cash equivalents denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at January 31, 2020 would have an impact, net of tax, of approximately $2,149,000 on other comprehensive loss. The impact of a Canadian dollar change against U.S. dollars on cash and cash equivalents by 10% would have an impact of approximately $276,000 on net loss for the nine months ended January 31, 2020.

Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at January 31, 2020, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,149,000 on other comprehensive loss.

Impact of Epidemics

The Company’s interests are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19, through the mining and exploration operations to which the Company’s royalty interests relate. In addition, the Company’s own operations are exposed to infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on the Company, its business, results from operations and financial condition. The extent to which the coronavirus impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In addition, a significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for uranium and our future prospects.

Outstanding Share Data

As at the date hereof, the Company has 71,835,238 Common Shares outstanding. In addition, the following common share purchase warrants outstanding are summarized below.

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	500,000
December 6, 2024(2)	2.00	27,397,630
		27,897,630

Notes:

(1)	Unlisted warrants.
(2)	Listed Warrants.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedar.com.

15